Exhibit 99.1

Clearmind Medicine Enters into Development Agreement to Advance Intranasal Formulation for its Proprietary Non-Hallucinogenic Neuroplastogen MEAI

Collaboration aims to enhance bioavailability and support clinical advancement of Clearmind’s lead MEAI candidate for addiction-related and other CNS disorders

Vancouver, Canada, Feb. 06, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the "Company"), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that it has entered into a development agreement with Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon”), a pre-clinical-stage biotechnology company developing advanced intranasal delivery solutions.

Under the agreement, Clearmind has engaged Polyrizon to apply its proprietary intranasal hydrogel technology to develop an optimized formulation of Clearmind’s lead proprietary compound, MEAI (5-methoxy-2-aminoindane- a next-generation, non-hallucinogenic neuroplastogen designed for the treatment of addiction-related disorders, weight lossand other central nervous system (CNS) conditions.

This strategic collaboration integrates Clearmind’s expertise in non-hallucinogenic neuroplastogens with Polyrizon’s specialized intranasal delivery platform. The objective is to create a novel intranasal MEAI formulation that will support Clearmind’s ongoing and future clinical development programs.

By partnering with Polyrizon, Clearmind aims to leverage key advantages of their technology for intranasal delivery of MEAI, including:

•	Enhanced nasal residence time via specialized gel-like mechanisms, potentially improving bioavailability and duration of effect
•	Targeted delivery of MEAI to improve therapeutic outcomes
•	Optimized patient usability
•	Formulation flexibility adapted to the physicochemical properties of MEAI, enabling tailored optimization

Intranasal administration offers promising advantages for CNS-targeted therapeutics such as MEAI compared to traditional oral routes, including:

•	Bypassing first-pass metabolism for more direct systemic and CNS access
•	Faster onset of absorption
•	Lowering effective dosie

These attributes make intranasal delivery a valuable enhancement for MEAI as Clearmind advances its pipeline toward clinical validation.

Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind, commented: “We are pleased to partner with Polyrizon to develop an intranasal formulation for MEAI. Their advanced hydrogel platform complements our efforts to optimize delivery, potentially improving bioavailability and therapeutic efficacy, and patient experience for our non-hallucinogenic neuroplastogen candidates. We believe that this agreement reflects Clearmind’s proactive approach to innovative collaborations that accelerate progress and address unmet needs in addiction and mental health disorders.”

Polyrizon is a related party ( as such term is defined in Canadian Securities Administrators Multi National Instrument 61-101 “Protection of Minority Security Interests in Special Transactions” (“MI61-101”) of Clearmind and the entering into of this arrangement is a related party transaction ( as such term is defined in MI61-10). Clearmind is relying on the exemptions to a formal valuation and minority shareholder approval available to it pursuant to sections 5.5(a) and 5.7(1)(a) of MI61-101

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it creating a novel intranasal MEAI formulation that will support Clearmind’s ongoing and future clinical development programs, its efforts to optimize delivery, potentially improving bioavailability and therapeutic efficacy, and patient experience for its non-hallucinogenic neuroplastogen candidates and its belief that the collaboration with Polyrizon reflects Clearmind’s proactive approach to innovative collaborations that accelerate progress and address unmet needs in addiction and mental health disorders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.